AR/S
P.E. 2/28/01

VirtualSellers.com

Healthtrac®

TAME
<Tag Activated Markup Enhancer>

CallDirect Enterprises

NorthStar TeleSolutions

ANNUAL REPORT

OF

VIRTUALSELLERS.COM, INC.

Suite 1000, 120 North LaSalle Street
Chicago, Illinois 60602

Telephone: (312) 920-9120

D/EPM/297059.4

REPORT OF THE PRESIDENT AND C.E.O. FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2001

Dear Shareholders:

I realize the last year has been a difficult year for our shareholders because of market conditions and because of VirtualSellers' transformation to a health and wellness promotion company. The consolidation of VirtualSellers and Healthtrac is now complete, and we have transitioned away from transaction processing, Web development, and e-commerce. Having weathered these trying times, I'm encouraged by the prospects for our future. I feel that the assets we have acquired are mature and ready for the market, and I have great confidence in our team.

Prior to our entry into the health market, we approached three other vertical markets with the objective of marketing TAME, our proprietary programming language. Those vertical markets were telecommunications, banking, and e-commerce. The telecommunications market was unable to sustain its momentum and the need for WAP technology did not materialize at the rate we had anticipated. There was a general market pullback, and we were unable to complete much of the business in our pipeline. We targeted the banking industry as a second vertical market by working with several banks that intended to offer e-commerce and hosting solutions to their business clients. With the demise of the e-commerce boom, most of these banks retreated from these initiatives and we abandoned this vertical market. We also developed our e-commerce division and focused on providing an e-business presence on the Internet, turnkey e-commerce transaction processing services, website development, maintenance and hosting services, and customized Internet design, development, deployment and project management services. We established our presence in the market as the dot-com frenzy began but, as that frenzy diminished, many companies with which we conducted business ceased operations, and most of those that remained became unable to pay for services rendered. As a result, we decided to reduce and consolidate our operations to reduce our burn rate and focus our resources on the healthcare market.

We made a strategic decision to pursue the health industry as another vertical market for the deployment of our TAME software. We made this decision because we felt that we would be able to purchase desirable products, companies, and assets in this market. We found we would have more control over product marketing and revenues, rather than relying on other sources for product and marketing efforts as was the case in the other three market segments. We also felt that the health market held the greatest potential user base that we needed for legitimizing TAME.

Since making that decision, we have acquired the assets of MedWired Corporation and Healthscape, Inc. and all of the stock of Healthtrac, Inc., which we merged into our new Healthtrac Corporation subsidiary

Healthtrac is a health promotion company whose goal is to reduce health risks and assist participants in extending their *healthy* years by promoting a behavioral change in their health habits. Our Healthtrac programs are designed to postpone the onset of morbidity (e.g. disability) through healthy preventive practices resulting, we hope, in a longer and healthier life.

The newly appointed chief executive officer of Healthtrac, Nancy Rydell Richardson, has many years' experience with the company and is highly knowledgeable about how to increase the product's market share. Previously, Ms. Richardson was part of the team that increased Healthtrac's revenues to $18 million. She has more than 20 years experience in managed care with Blue Cross and Blue Shield, both in California, and extensive experience with Healthtrac, health plans around the world, and other healthcare organizations including developing, marketing, implementing and evaluating health promotion, demand management, and disease management interventions.

In our technology area, we plan to address these three objectives over the coming year:

1. Stabilize the Healthtrac platform and complete the conversion to the new Healthtrac system.

2. Continue developing the Web-based health risk assessment using TAME V, our proprietary language. Using TAME, we are developing the online questionnaire, online reports, and generating participant letters.

3. Formally document TAME V, now that this new version is stabilized and complete.

We will simultaneously address these objectives using our current available resources.

Now, moving to our other major subsidiary, NorthStar TeleSolutions. The economy's downturn caused many of NorthStar's customers to either terminate their services with NorthStar, or to go out of business altogether. Despite these customer losses, NorthStar has gained new customers over recent months. I'm particularly encouraged because NorthStar is very close to break-even status. In addition, the company is now located in a new facility with expanded capabilities to 96 operator positions.

Over the past three months, CallDirect has experienced the same slow down associated with the economy, and its continued operations are under evaluation.

I am pleased by our recent accomplishments and am encouraged about our future. Thank you for your continued support and patience as we've positioned VirtualSellers for the future.

Sincerely,

Dennis W. Sinclair, Ph.D.
President and CEO of VirtualSellers.com, Inc.
January 2002

BUSINESS OPERATIONS AND DEVELOPMENTS

The following is a summary description of our business operations. For a comprehensive description of our business operations, please refer to our Annual Report on Form 10-K/A filed June 1, 2001.

This Annual Report contains "forward-looking statements," including "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Statements in this Annual Report which are not purely historical are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future.

It is important to note that our company's actual results and outcomes may differ materially from those contained in the forward-looking statements in this Annual Report. Factors that could cause actual results to differ materially include, but are not limited to, risks and uncertainties such as changes in laws and legislation which may govern the use and disclosure of health information and govern the provision of healthcare information over the Internet, risks associated with providing negligent or faulty medical advice or information, insufficient demand and market acceptance of the products, or any future healthcare related products that our company introduces, emergence of companies with competing or superior healthcare information and software products and/or services, unforeseen changes in the software and hardware technology used in connection with the Internet, unforeseen claims in connection with the our company's intellectual property rights in connection with its TAME software, continued development and maintenance of the infrastructure required for the Internet, continued and expanded use of the Internet as a basis for commerce, communication and computing, and the overall success of the company and its subsidiaries in general.

Although our company believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable; there can be no assurance that such beliefs, plans, expectations or intentions that will prove to be accurate. Readers should refer to the risk disclosures outlined in our company's annual report of Form 10-K for the 2001 fiscal year, our company's quarterly reports on Form 10-Q and our company's other periodic reports filed time-to-time with the Securities Exchange Commission.

Separate segmented financial information for our e-commerce division, call center division and CallDirect Enterprises can be found at Note 12 to our consolidated financial statements attached to this Annual Report. Separate geographic financial information for Canada and the United States can be found at Note 13 to our consolidated financial statements attached to this Annual Report.

Virtualsellers.com, Inc. provides the following services and/or products:

- through Healthtrac Corporation, we provide health promotion products and services that allow current and prospective clients the opportunity to attain demonstrated return on investment while improving health outcomes for their members;
- through VirtualSellers.com, we sell our proprietary software engine and language interpreter called TAME (Tag Activated Markup Enhancement);
- through Northnet Telecommunications Inc., doing business as NorthStar Telesolutions, we operate a call center that provides centralized billing, customer and technical support, customer service, and bill collection services; and

- through Preferred Telemanagement Inc., doing business as CallDirect Enterprises, we operate a direct response catalogue publisher and merchandise sales operation.

HEALTHTRAC CORPORATION

Pursuant to a Share Exchange and Merger Agreement dated July 11, 2001, we acquired all of the shares of Healthtrac, Inc., a private California corporation, and merged it into our newly formed subsidiary Healthtrac Corporation, a Nevada corporation, on August 3, 2001.

Healthtrac produces, markets, sells and services health promotion programs designed to reduce employers' and health care providers' costs by encouraging plan participants to modify health-related behaviour through self-management and self-care techniques. Healthtrac's products are based on the principle that users can, with information readily available to them, assess their current health status and identify lifestyle improvements intended to decrease the risk of chronic disease. The principle Healthtrac products are as follows:

- **Health Risk Assessment**: Our health risk assessment questionnaire is based on the health assessment questionnaire developed by Dr. Jim Fries, a Stanford University professor of medicine and the founder of Healthtrac, which has been in use continuously since 1984. It has demonstrated its clinical and cost benefits in multiple studies published in respected medical journals, including The Journal of Occupational & Environmental Medicine, The Science of Health Promotion, and the American Journal of Health Promotion. These benefits include cost savings resulting in a return on investment of up to 5:1 for some of our health care provider clients and significant declines in plan participant health risks. Participants complete our questionnaires annually, semi-annually or quarterly to measure health risks. The results of the completed questionnaires are used to place that participant in the Healthtrac program(s) best suited to improve their health and reduce risk, and to monitor the participant's progress over time. Healthtrac's health promotion programs are described below:

- The **Basic Program** provides general information, education, and support to help participants achieve and maintain better health. The Basic Program offers a choice of two self care guides: "Living Well" (for the senior population) and "Take Care of Yourself" (for the working-age population). Dr. Fries is the co-author of "Take Care of Yourself" and the sole author of "Living Well." Other Basic Program options include a self-care newsletter and self-care kits that help participants take care of their specific health issue.

- The **High Risk Program** is for those most likely to use high-cost health services. These high risk participants are placed in the appropriate Healthtrac Accent program. The Accent program in which the participant is placed depends on the participant's health and particular lifestyle risk. Accent programs include:

Lifestyle-related or chronic condition programs:

- Cigarette smoking
- Stress
- Overweight
- Combined lifestyle risks: high stress, sedentary lifestyle, poor nutrition

Chronic condition programs:
• Arthritis
• Asthma
• Back Pain
• Blood Pressure
• Lung/Respiratory Diseases and Stroke
• Diabetes
• Heart Disease

- The **Senior Programs** are variations of the other Healthtrac programs designed for seniors with features such as larger type questionnaires and a self-care book focused on elderly care.

- The **Babytrac Program** helps mother and baby have the healthiest possible pregnancy, with the main goal of reducing the number of babies born with low birth weight. Babytrac addresses each phase of pregnancy including pre-pregnancy, pre-natal, high-risk pregnancy, and post-natal.

Healthtrac provides participants with other information intended to help guide their health improvement efforts through self care books. These books include:

- "Take Care of Yourself," by Donald M. Vickery, M.D. and James F. Fries, M.D.

- "Taking Care of Your Child," by Robert H. Pantell, M.D., James F. Fries, M.D., and Donald M. Vickery, M.D.

- "Living Well," by James F. Fries, M.D.

The sale of these books create significant revenue for Healthtrac.

Going forward, Healthtrac is pursuing three fundamental strategies:

First, the historical Healthtrac strategy includes selling to employers on the basis of documented cost savings and proven medical science. We plan to continue this strategy by:

- Expanding the quantity and depth of our disease management programs in an effort to increase per-user revenue and cross-selling opportunities;

- Offering health management services that are paid for by self-insured employers but are free to member consumers.

Second, we intend to position Healthtrac in the Medicare risk markets. The United States government is considering the "Medicare Wellness Act" (HR2058), to provide for programs aimed at reducing overall Medicare expenditures for the retired population. A discrete section of HR2058 provides for health risk appraisal services, for which $25 million is the presently identified target funding level. Healthtrac is extremely well positioned for receiving substantial funding from HR2058. The bill's author has indicated support for Healthtrac, and the bill specifically calls for programs whose cost-effectiveness and clinical results have been documented and published in medical journals, as Healthtrac's product has.

Third, we intend to integrate the Healthtrac products with our TAME product to offer our questionnaire, disease management programs and other information via the Internet.

TAME (TAG ACTIVATED MARKUP ENHANCER)

We own an interpretative programming language known as TAME (Tag Activated Markup Enchancer) a software language that enables us to provide traditional and Internet-based businesses with significant savings in terms of both development time and technology costs. We recently released TAME V. This new release of TAME V is a faster, easier, and more robust version of its predecessors. This platform independent, server-sided programming package is used to produce Web pages, Web-based applications, and virtually any e-commerce applications. It serves as "glue" among many varieties of Web-based entities such as XML and XSL. TAME's unique features make it the obvious choice that will allow us to offer our Healthtrac programs on the Web.

NORTHSTAR TELESOLUTIONS' CALL CENTER OPERATION

We operate a call center through our subsidiary, NorthNet Telecommunications, Inc. doing business as NorthStar TeleSolutions which, on June 1, 2001, was relocated to Suite 110, 125 Airport Parkway, Greenwood, Indiana.

Our call center operates 24 hours a day, seven days a week, providing transaction processing and backroom services for other businesses and organizations. These services include inbound/outbound telemarketing, help desk services, customer order entry, credit reporting, centralized customer billing, customer account reconciliations, collections and reporting, disbursement of customer refunds, order fulfilment, customer service by our customer service representatives, customer dispatch functions to route work orders and service calls, remote system access, direct mail services, and other computer telephone applications.

We concentrate our call center services on transaction processing and customer service because this allows our clients to concentrate on their businesses while still maintaining a high level of customer care and service. In the past, we have provided services to a limited number of cable television operators and internet service providers in the United States. We have expanded the scope of our call center operations and now have over 44,000 cable subscribers. We plan to continue to seek additional opportunities to add capacity, technology and expertise to our call center business.

Revenues generated by our call center constituted 30%, 47% and 100% of our total revenues for the years ended February 28, 2001, February 29, 2000 and February 28, 1999. Separate financial information for the call center can be found at Note 12 to our consolidated financial statements for the fiscal period ended February 28, 2001.

E-COMMERCE OPERATIONS

In the past, we provided a turnkey e-commerce transaction processing service to businesses with existing Internet websites and developed, maintained and hosted e-commerce capable websites for businesses without existing websites. Through our professional services group, we also provided customized Internet design, development, deployment and project management services.

As a result of the recent changes and upheavals in Internet commerce, e-commerce business plummeted. As a result of this phenomenon and our contemporaneous shift away from e-commerce towards the Healthtrac business, we began to reduce our overhead and expenses during the summer of 2001 in an effort to lower our burn rate. Our intent was to gradually reduce e-commerce involvement with the goal of divesting ourself of this business segment by the end of 2001. We consolidated customer service functions in our Indianapolis facility and we moved our Rolling Meadows operations into our downtown Chicago offices, and eliminated staff according to demand.

Today, our e-commerce division consists of hosting and maintenance of one major client, HA-LO Branded Solutions. We provide HA-LO Branded Solutions with website maintenance and hosting services.

SULLIVAN PARK

Sullivan Park sold professional services leading to transaction processing through strategic partnerships. In August 2001, as a result of the changes and upheavals in the Internet sector and effort to reduce our burn rate and re-focus our business on Healthtrac, we divested our company of the operations and employees of Sullivan Park, and consolidated Sullivan Park's customers into our Chicago operation.

CALL DIRECT OPERATIONS

We operate a catalogue reseller through our subsidiary Preferred Telemanagement Inc., which does business as CallDirect Enterprises. CallDirect is based in Delta, British Columbia, Canada. We use our Northstar Telesolutions call center to provide customer service functions for CallDirect. CallDirect retails its products over the Internet at our website "www.calldirect.com".

CallDirect is a catalogue reseller of the latest telephone-related equipment as well as products such as multimedia, entertainment, travel, security and computer accessories for offices and homes. CallDirect markets brand name, private label and high quality, leading-edge proprietary products through both its direct response catalogue and its e-commerce capable website. CallDirect currently focuses on selling brand name products.

CallDirect's catalogue and its website are its primary sales tools. They are designed to provide all the information necessary for a customer to purchase any of its products. CallDirect plans to continue to realize sales growth by:

- acquiring new customers through increased catalogue circulation and via its website;
- stimulating repeat purchases from new and existing customers via e-mail broadcasts;
- supplementing catalogue mailing, links and banners with outbound telemarketing to target potentially high volume key accounts; and

- working with the larger inter-connect companies that are more involved with selling large switches and key systems and not involved in the accessories to these telephone users.

Revenues generated by our CallDirect division constituted 13%, 35% and Nil% of our total revenues for the years ended February 28, 2001, February 29, 2000 and February 28, 1999. Separate financial information for CallDirect's operations can be found at Note 12 to our consolidated financial statements for the fiscal period ended February 28, 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS

VirtualSellers.com, Inc.

Our Company

We emerged from the recent troubles in the Internet market a stronger, leaner, and more focused company. During the fiscal year ending February 28, 2001, we focused on developing four target markets for application of our TAME programming language: telecommunications, banking, e-commerce and health promotion:

Telecommunications

Using TAME, we developed a Web-based product for WAP, the Wireless Application Protocol, which is a secure specification that allows users to access information instantly with handheld wireless devices, such as mobile phones, pagers, two-way radios, smart phones, and communicators. We developed WAP applications at the leading edge of the market's emergence. However, the demand for WAP technology was not what we anticipated. As a result, we abandoned this market.

Banking

We worked with several banks that expressed some interest in offering e-commerce and hosting services to their business clients. With the decline of the e-commerce market, these banks retreated from these initiatives and we abandoned this market.

E-commerce

We developed our e-commerce division with a focus on providing an e-business presence on the Internet, turnkey e-commerce transaction processing services, website development, maintenance and hosting services, and customized Internet design, development, deployment and project management services. We provided these services through our Rolling Meadows, Illinois and Sullivan Park, Los Angeles, operations. As a result of the decline in the e-commerce market, we consolidated our operations to reduce our burn rate and focused our resources on the health promotion market.

Health Promotion

In January 2001, we made a strategic decision to pursue the health promotion industry as another market for deployment of our TAME software.

As the first step in developing our health and wellness portal, we acquired certain assets of MedWired Corporation on April 20, 2001. These assets included the proprietary web portal development and content management software known as the Practiceportal, and MedWired's existing client base. The Practiceportal software facilitates communication between physicians and their patients. The Practiceportal software includes drug and consumer health information selected and approved by the physician, secured communications options between physicians and their patients, and limited scheduling options.

The Practiceportal software provides physicians with an immediate presence on the Internet and, more importantly, with a dynamic, upgradeable platform for integrating patients, practice partners such as healthplans and hospitals, and vendors.

Based on the Practice Portal software, we are continuing to develop a Health & Wellness Portal to be used by physicians, pharmacies, employers and other group health providers and individual health care consumers to provide web-based health and wellness services and products. The Health and Wellness Portal will eventually consist of modules that can be used individually or in various combinations to offer integrated health-care content, including web-based communications and transactions between physicians, pharmacists and patients, and personalized health profiles and programs.

On June 26, 2001, we acquired Healthscape, Inc.'s proprietary software (and related intellectual property) for the sum of $245,000, $5,000 of which was paid in cash, with the balance paid in 631,579 shares of our common stock at a fair value of $0.38 per share. The Healthscape Expert System analyzes each user's progress and the user health profile and provides tailored information to help each user meet their unique health goals. The Healthscape Expert System is expandable to include new health related applications and scalable to accommodate a growing user base.

On August 3, 2001, we completed a share exchange and merger between our newly formed and wholly-owned Nevada subsidiary, Healthtrac Corporation, and Healthtrac, Inc. in which we acquired the common and preferred stock of Healthtrac, Inc. in exchange for 13,529,412 common shares in the capital of our company.

The acquisition of Healthtrac, Inc. provides us with the opportunity to add a health education and wellness channel to our Health and Wellness portal. Healthtrac operates a state-of-the-art, analytical health-assessment program developed by Dr. James F. Fries, a renowned medical researcher and professor at Stanford University. By tracking an individual's state of health and health-oriented behaviors, Healthtrac can identify health risks and, through prevention, early detection and prompt treatment, reduce the cost of providing health benefits.

Going forward, we will focus most of our resources on expanding our customer base for our paper-based Healthtrac Health Risk Assessment tool, which has an established customer base and offers the greatest potential for sales and profit. Next, we will focus on offering the Health Risk Assessment tool and other Healthtrac products via the Web. Later we will incorporate the Healthscapre Expert system and the Practice Portal into the web-based product.

Healthtrac already has many long-term customers, some of which are Fortune 100 companies. We are developing a marketing and sales plan to expand our customer base, not only in the United States, but also in the United Kingdom, Europe, Asia, and Australia.

The health promotion market provides a showcase in which we can demonstrate the abilities of our TAME software, and provides our users with confidence that our TAME software will be around for many years to come.

Future Operations

The consolidated financial statements included in this annual report have been prepared on a going concern basis, which assumes that our company will be able to realize its assets and discharge its obligations in the normal course of business. We recorded net losses of $6,711,117 in 2001, $4,693,230 in 2000 and $1,595,478 in 1999 and have accumulated losses since inception of $107,156,485.

We are attempting to grow our business through acquisitions, marketing and investments in employees, capital assets and technology. We believe that the growth established by these investments will eventually lead to profitable operations. However, there is no guarantee that we will be able to translate our growth into profitable operations.

Our ability to continue as a going concern and to realize the carrying value of our assets is dependent on our ability to obtain additional financing to fund future operations and on our ability to translate our growth into profitable operations. The outcome of these matters cannot be predicted with any certainty at this time.

The consolidated financial statements included in this annual report have been prepared without any adjustments that would be necessary if the Company becomes unable to continue as a going concern and therefore required to realize upon its assets and discharge its liabilities in other than the normal course of operations.

Subsequent to the year end, we raised $1,000,000 through the sale of our equity securities. We sold an aggregate of 4,000,000 common shares at $0.25 per common share.

Results of Operations

FISCAL YEAR 2001 COMPARED TO FISCAL YEAR 2000

Revenues for the year ended February 28, 2001 ("Fiscal 2001") of $2,580,453 increased by $1,875,535 or 266% from the revenues of $704,918 reported for the year ended February 28, 2000 ("Fiscal 2000"). Revenues have increased within each of our company's reporting segments.

At our call center division, revenues increased $436,931 to $770,153 in Fiscal 2001 compared to $333,222 for Fiscal 2000. Our call center generates revenue by providing transaction processing and backroom services including inbound and outbound telemarketing, customer and technical support, customer order entry, centralized billing and collection, order fulfilment, customer dispatch functions and other related services. The increase in revenues from the prior year is due to an increase in the number of cable service customers which has been partially offset by lower monthly fees which have declined due to competitive pressures.

We acquired CallDirect Enterprises effective May 15, 1999. Revenues from CallDirect increased to $327,935 in Fiscal 2001 compared to $247,526 for Fiscal 2000. CallDirect generates revenue primarily from the resale of telephone related equipment and secondly, from the resale of products such as multimedia, entertainment, travel, security and computer accessories for offices and residences. The increase in revenue is due to a full year of revenues for Fiscal 2001 compared to nine months for Fiscal 2000 and distributing two catalogues during the course of the year compared to one catalogue in Fiscal 2000.

The e-commerce segment of our company's operations includes VirtualSellers.com, Sullivan Park and our TAME software. We acquired VirtualSsellers.com on May 15, 1999 and Sullivan Park on June 1, 2000. Revenues of this segment increased to $1,232,365 for Fiscal 2001 from $124,170 for Fiscal 2000, an increase of $1,108,195.

The e-commerce segment generates revenues from e-commerce transaction processing, website development, maintenance and hosting services and customized Internet design, development, deployment and project management services. Commission revenues from third party product sales were $112,812 in Fiscal 2001 compared to $28,354 in Fiscal 2000. This increase is a result of establishing contracts with a number of new suppliers which has increased sales volumes. Website development, maintenance and hosting services and customized Internet design, development, deployment and project management services have generated revenues of $1,119,553 for Fiscal 2001 up $1,023,737 from Fiscal 2000's revenues of $95,816. This increase is due to an increase in the capital investments made in Fiscal 2000 and 2001, including an increase in the number of employees and acquisitions of equipment and technology. In addition, revenues for Fiscal 2000 included only ten months of revenues from VirtualSellers.com whereas Fiscal 2001 included twelve months of revenues from VirtualSellers.com and seven months of revenues from Sullivan Park. Finally, the e-commerce segment increased its marketing efforts in 2001 in order to increase the volume of its customers.

Direct product costs have increased to $228,497 in Fiscal 2001 from $144,314 in the prior year. The increase is due to an increase in product sales at CallDirect as discussed above. The call center and e-commerce divisions primarily sell services and thus, have no direct product costs.

Selling, general and administrative expenses increased to $7,443,195 from $6,050,758 in Fiscal 2000, an increase of $1,392,437 or 23%. The growth of revenues has resulted in a corresponding increase in expenses. The most substantial selling, general and administrative expense is payroll representing nearly 55% (64% in Fiscal 2000) of these expenses. With the exception of CallDirect, each of the other segments increased the number of employees in order to increase revenues.

Our call center's selling, general and administrative expenses have increased to $908,953 compared to $521,774 in the prior year. This represents an increase of 74% whereas revenue from the segment increased 131%. The call center's primary costs continue to be payroll, telephone, rent and office costs. CallDirect's selling, general and administrative expenses were $310,714, representing primarily payroll, rent, catalogue production and distribution costs.

Selling, general and administrative expenses from the e-commerce division for Fiscal 2001 were $3,564,218 compared to $1,510,298 in Fiscal 2000. Payroll, rent, internet and marketing expenses continue to represent the most significant expenditures for the e-commerce division. Corporate general and administrative expenses decreased to $2,714,560 from $3,826,501. This decrease is due primarily to the decrease in non-cash compensation paid to our officers and directions.

Depreciation and amortization increased from $170,341 to $1,398,147, an increase of $1,227,806 or 721%. This increase is a result of the significant capital purchases, primarily in the e-commerce segment, made during Fiscal 2000 and 2001 and the amortization of goodwill acquired on the acquisition of Sullivan Park.

Other income (expense) decreased from income of $1,198,705 in Fiscal 2000 to $58,706 in Fiscal 2001. The most significant item in the Fiscal 2001 net expense balance is a loss on a deposit to acquire the assets of Goldpaint of $60,000. The Goldpaint acquisition did not proceed and the deposit was forfeited. The Fiscal 2000 income was derived from unusual items including the revenue received from the sale of the 'Suncom' trade name of $975,000 and $146,000 received on the sale of former inter-corporate debt and related contingent consideration.

For Fiscal 2001, we recognized a loss of $(6,711,117) or $(0.05) per share, compared to a loss of $(4,693,230) or $(0.05) per share for the Fiscal 2000. This loss is a result of the factors discussed above.

FISCAL YEAR 2000 COMPARED TO FISCAL YEAR 1999

Revenues for Fiscal 2000 of $704,918 increased $529,355, an increase of 302% from the revenues of $175,563 for the year ended February 29, 1999 ("Fiscal 1999"). For Fiscal 1999, the only source of operating revenue came from our call center in Indiana. For Fiscal 2000, the acquisitions of CallDirect and VirtualSellers.com have increased our operating revenue sources to three distinct operations.

At our call center, the annual revenues increased to $333,222 compared to $175,563 for Fiscal 1999, an increase of 90%. The increase in revenues from 1999 is due to an increase in the number of cable service customers.

We acquired CallDirect effective May 15, 1999. Revenues from acquisition to December 31, 1999 totalled $247,526

We acquired VirtualSellers.com effective April 23, 1999. Revenues from acquisition to December 31, 1999 totalled $124,170. VirtualSellers.com recognized $28,354 in commission sales from third party product sales of $225,343 and $95,816 in revenues from website development, maintenance and hosting services.

Direct product costs in Fiscal 2000 were $144,314, compared to direct costs of $0 in Fiscal 1999, an increase of $144,314. This increase was due to the acquisition of CallDirect. The call center and VirtualSellers.com primarily sell services and thus, have no direct product costs. The gross margin earned on the products sold by CallDirect was approximately 42%.

Selling, general and administrative expenses increased to $6,050,758 from $1,668,152 in Fiscal 1999, an increase of $4,382,606 or 263%. Selling, general and administrative expenses at our call center division increased from $287,751 to $521,774. The increase is due to an increase in the number of the call center's customers which increased the number of employees required to service the customers and related costs such as telephone, rent and office costs. Selling, general and administrative expenses at CallDirect were $192,185, consisting primarily of payroll costs, office rent, telephone, printing and postage and delivery expenses. Selling general and administrative expenses at VirtualSellers.com were $1,510,298, consisting primarily of payroll costs, office rent, telephone and internet fees. Corporate general and administrative expenses increased to $3,826,501 from $1,380,401. The increase is due primarily to a $2,153,501 increase in non-cash compensation expense paid to our officers and directors through the issuance of shares and a $302,599 increase in cash expenses including compensation paid to our officers and directors, marketing, travel and entertainment expenses and other administrative expenses.

Depreciation and amortization increased from $18,802 to $170,341, an increase of $151,539 or 806%. The increase is due to the acquisition of the CallDirect and VirtualSellers.com and additions of computer hardware and software at VirtualSellers.com since acquisition.

Other income (expense) increased from an expense of $136,895 in Fiscal 1999 to income of $1,198,705 in Fiscal 2000, an increase of $1,335,600. The increase is due to two unusual items - $975,000 received on the sale of the 'Suncom' trade name and $146,000 received on the sale of former intercorporate debt and related contingent consideration.

For Fiscal 2000, we recognized a loss of $(4,693,230) or $(0.05) per share, compared to a loss of $(1,595,478) or $(0.02) per share for the Fiscal 1999. The increase in the loss is due to the factors discussed above.

Liquidity and Capital Resources

As at February 28, 2001, we had net working capital of $379,217, fixed assets of $2,426,397 and goodwill of $2,264,353, resulting in net equity of $5,069,967. We do not have any long-term debt or any other long-term obligations.

During Fiscal 2001, we used $4,602,456 in cash to fund operations compared to $1,443,066 in the prior year. The cash used in operations is primarily the result of the loss from operations of $6,769,823 and reduced for non-cash items including depreciation and amortization and non-cash compensation expenses. We used $1,079,276 to fund investing activities which consisted primarily of capital asset additions at the e-commerce division. Cash of $5,840,150 was obtained during the year from financing activities which consisted primarily of private placements. Overall, cash increased during Fiscal 2001 by $158,418. Cash at February 28, 2001 was $606,262.

We have historically funded operations through the issuance of common share private placements and, in the past, have issued convertible debentures which are convertible into our common shares. We expect to fund future operations and investments through the issuance of common shares through private placements. Subsequent to February 28, 2001, we obtained funds pursuant to private placements in the amount of $1,000,000.

We estimate our cash requirements for capital asset additions for fiscal 2001 to be approximately $200,000. We will continue to search for appropriate acquisitions to compliment its existing operations. Where possible, we will pay for acquisitions through the issuance of our common shares. We anticipate the requirement to issue further private placements during Fiscal 2002 in order to fund operations, capital expenditures and further acquisitions. We cannot guarantee that is will be able to obtain additional financing through private placements.

On April 20, 2001, we acquired certain business assets of MedWired Corporation. Including, customer list, domain name and trademarks, copyrights, and object code and source code for MedWired's Practiceportal software. We paid $50,000 in cash and issued 241,935 common shares at a market value of $0.62 per share of $150,000 in share consideration for total consideration of $200,000.

On June 26, 2001, we acquired Healthscape, Inc.'s proprietary software for $5,000 in cash and 631,579 of our common shares at a deemed price of $0.38 per share, for total proceeds of $245,000.

On August 3, 2001, we merged Healthtrac, Inc., a California corporation, into our newly formed and wholly-owned Nevada subsidiary, Healthtrac Corporation. Pursuant to the Share Exchange and Merger Agreement dated July 11, 2002, we acquired the common and preferred stock of Healthtrac, Inc. in exchange for 13,529,412 common shares in the capital of our company. As a result of the merger, we assumed a debt owed to a third party of $892,459.27, which we settled for $500,000 and paid in shares of our common stock at a price per share of $0.265. At the closing of the merger we obtained a loan for $110,000 at an interest rate of 1% over the Bank of America's prime rate from Queensland Teachers Union Health Fund Limited. The loan is convertible at Queensland's option into shares of our common stock on the date of maturity of the loan at a price that is equal to the price per share equal to the ten-day average closing price for the ten trading day period ending on the repayment date. Queensland also converted approximately $484,763.51 of debt owed by Healthtrac, Inc. to Queensland into shares of our common stock at a price of $0.265. Finally, Queensland agreed to lend Healthtrac Corporation money, as and when needed over a period of nine months after the closing of the merger, for the purpose of purchasing books for resale to Healthtrac's customers. The acquisition of Healthtrac, Inc. closed on August 3, 2001, although there are a number of post-closing obligations to be complied with, including the issuance of some of our common shares to some of the people who were shareholders of Healthtrac, Inc., which will be issued by us upon our receipt of certain paperwork required by the Merger Agreement.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not utilize derivative instruments to manage market related risks. We do not have any long-term debt instruments so our company is not subject to market related risks such as interest or foreign exchange on long-term debt. All of our operations are conducted in the United States except for our catalogue division which is located in Canada. Our catalogue division reported revenues of $327,935 and a segmented operating loss of $272,774 for the year ended February 28, 2001. The net asset position of the catalogue division is not significant and thus, we are not exposed to significant risk of currency loss due to fluctuations in the Canadian and U.S. exchange rates.

SELECTED QUARTERLY DATA

Fiscal 2000	1st Quarter Fiscal 2000	2nd Quarter Fiscal 2000	3rd Quarter Fiscal 2000	4th Quarter Fiscal 2000	Fiscal 2000
Revenues	$76,598	$250,150	$220,320	$157,850	$704,918
Loss from operations	$(330,390)	$(1,071,543)	$(1,041,046)	$(3,448,956)	$(5,891,935)
Income (loss) for the period	$720,310	$(855,409)	$(1,031,618)	$(3,526,513)	$(4,693,230)
Net income (loss) per share	$0.01	$(0.01)	$(0.01)	$(0.04)	$(0.05)

Fiscal 2001	1st Quarter Fiscal 2001	2nd Quarter Fiscal 2001	3rd Quarter Fiscal 2001	4th Quarter Fiscal 2001	Fiscal 2001
Revenues	$461,439	$683,944	$829,801	$605,269	$2,580,453
Loss from operations	$(1,420,019)	$(2,033,364)	$(1,572,233)	$(1,744,207)	$(6,769,823)
Net income (loss) for the period	$(1,412,101)	$(2,010,567)	$(1,641,085)	$(1,647,364)	$(6,711,117)
Net income (loss) per share	$(0.01)	$(0.02)	$(0.01)	$(0.01)	$(0.05)

Revenues and cost of goods sold previously reported for the first three quarters have been adjusted in accordance with the guidance provided in the SEC Staff Accounting Bulletin 101 for the third party product sales. Previously reported quarterly revenues and cost of sales have been reduced by $39,590, $43,530 and $56,950 for each of the previous three quarters respectively.

SELECTED FINANCIAL DATA

The selected consolidated financial data presented below for the five year period ended February 28, 2001 is derived from our consolidated financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our consolidated financial statements (including related notes thereto) and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this annual report.

Selected Consolidated Financial Data[1][2]
(Stated in U.S. Dollars)

Fiscal Year Ended February 29 (28)

	2001	2000	1999	1998	1997
Revenue	2,580,453	704,918	175,563	920,532	28,108,269
Direct Costs	478,497	144,314	Nil	588,316	24,960,670
Selling, general and Administrative	7,443,195	6,050,758	1,668,152	2,201,042	12,672,330
Depreciation	1,398,147	170,341	18,802	5,177	17,991,834
Foreign exchange losses (gain)	30,437	231,440	(52,808)	5,630	-
Loss From Operations	(6,769,823)	(5,891,935)	(1,458,583)	(1,868,373)	(27,516,565)
Other income (expense)	(58,706)	1,198,705	(136,895)	1,048,380	(2,138,087)
Loss before extraordinary items	(6,711,117)	(4,693,230)	(1,595,478)	(819,993)	(29,654,650))
Loss per Share before Extraordinary items	(0.05)	(0.05)	(0.02)	(0.02)	(0.72)
Gain on forgiveness of Debt, an extraordinary item	Nil	Nil	Nil	18,944,298	Nil
Net income (loss)	(6,711,117)	(4,693,230)	(1,595,478)	18,124,298	(29,654,652)
Net income (loss) per share	(0.05)	(0.05)	(0.02)	0.37	(0.72)
Total Assets	6,268,233	2,739,890	217,834	881,104	7,208,689
Long-Term Debt	Nil	Nil	272,861	504,137	Nil
Cash Dividends per Common Share	Nil	Nil	Nil	Nil	Nil

(1) See Management's Discussion and Analysis of Financial Condition and Results of Operations.

(2) Comparability of results - We operated a long distance telephone communications operation primarily in Canada up to April 7, 1997. We sold all of our operating assets effective April 7, 1997. We settled all our outstanding debt obligations relating to the long distance telephone communications operation and other corporate obligations by agreement with creditors during fiscal 1998. The agreement was reached while under protection from our creditors under the Canadian Companies' Creditors Arrangement Act. We resumed operations in December 1997 with the acquisition of our assets which now comprise our call center business. Fiscal 1998 includes approximately 1 month of operations from the long-distance telephone communications operation and 3 months of operations from our Call Center. Fiscal 1999 includes a full year's operations from our Call Center. Fiscal 2000 includes a full year's operations from the Call Center, 10.5 months of operations from VirtualSellers.com, our internet sales division, and 8.5 months of operations from CallDirect, our catalogue sales division. Fiscal 2001 includes a full year's operations from our Call Center, VirtualSeller.com and CallDirect and 9 months of operations of Sullivan Park which was acquired effective June 1, 2000.

DIRECTORS AND EXECUTIVE OFFICERS

As at December 31, 2001, our directors and executive officer included the following people:

Name	Position	Principal Occupation and Employer
Dennis Sinclair	President, C.E.O. and Director	President and C.E.O. of VirtualSellers.com, Inc.
Mel Baillie	Director	Self-employed consultant
Raymond Mol	Director	Self-employed consultant
Everett Palmer	Secretary	Self-employed consultant
Pierre Prefontaine	Director	Manager for Sprint Canada
Dr. Paul Lee	Director(1)	Physician

(1) Dr. Lee was appointed a director of our company on November 1, 2001

MARKET PRICE OF AND DIVIDENDS ON OUR COMPANY'S COMMON EQUITY

Our common shares trade in the United States on the National Association of Securities Dealers Over-the-Counter Bulletin Board. The following table sets forth the volume of trading and the high and low bid prices on the Over-the-Counter Bulletin Board for our common shares for the last two fiscal years(1). The closing price (last sale) on December 31, 2001 was $.09.

Quarter Ended	High	Low
May 31, 1999	0.33	0.13
August 31, 1999	0.39	0.175
November 30, 1999	0.27	0.175
February 29, 2000	8.063	0.165
May 31, 2000	8.75	1.703
August 31, 2000	2.844	1.313
November 30, 2000	1.984	0.56
February 28, 2001	1.01	0.40

(1) Our common shares commenced trading on November 5, 1997. The quotations above reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

On December 31, 2001, the shareholders' list for our common shares showed 2176 registered shareholders and 177,877,554 common shares outstanding.

We have not declared any dividends since incorporation and do not anticipate that we will do so in the foreseeable future. Although there are no restrictions that limit the ability to pay dividends our common shares, our intention is to retain future earnings for use in our operations and the expansion of our business.

Rights to Own Securities

Except as provided in the Investment Canada Act, there are no limitations under the applicable laws of Canada or by our charter or our other constituent documents on the right of foreigners to hold or vote our common shares or other securities.

The Investment Canada Act will prohibit implementation, or if necessary, require divestiture of an investment deemed "reviewable" under the Investment Canada Act by an investor that is not a "Canadian" as defined in the Investment Canada Act, unless after review the Minister responsible for the Investment Canada Act is satisfied that the "reviewable" investment is likely to be of net benefit to Canada. An investment in our common shares by a non-Canadian would be reviewable under the Investment Canada Act if it was an investment to acquire control of our company and the value of our assets was $5 million or more. A non-Canadian would be deemed to acquire control of our company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of our outstanding common shares (or less than a majority but controlled our company in fact through the ownership of one-third or more of our outstanding common shares) unless it could be established that, on the acquisition, our company was not controlled in fact by the acquirer through the ownership of such common shares. Certain transactions in relation to our common shares would be exempt from review under the Investment Canada Act, including, among others, the following:

- acquisition of common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

- acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

- acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of our company, through the ownership of voting interests, remains unchanged.

The Investment Canada Act was amended with the World Trade Organization Agreement to provide for special review thresholds for "WTO Investors" of countries belonging to the World Trade Organization, among others, nationals and permanent residents (including "WTO Investor controlled entities" as defined in the Investment Canada Act). Under the Investment Canada Act, as amended, an investment in our common shares by WTO Investors would be reviewable only if it was an investment to acquire control of our company and the value of our assets was equal to or greater than a specified amount, which is currently $192 million for the year 2001.

AVAILABILITY OF FORM 10-K

A copy of our annual report on Form 10-K for the year ended February 28, 2001, and which has been filed with the Securities and Exchange Commission, including the financial statements, but without exhibits, will be provided without charge to any shareholder or beneficial owner of our common shares upon written request to Everett Palmer, Secretary of our company, at Suite 1000, 120 North LaSalle Street, Chicago, Illinois 60602.

Consolidated Financial Statements
(Expressed in United States Dollars)

VIRTUALSELLERS.COM, INC.

Years ended February 28, 2001, February 29, 2000
and February 28, 1999

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
VirtualSellers.Com, Inc.

We have audited the accompanying consolidated balance sheets of VirtualSellers.Com, Inc. as at February 28, 2001 and February 29, 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended February 28, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at February 28, 2001 and February 29, 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended February 28, 2001 in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

United States accounting principles differ in certain significant respects from accounting principles generally accepted in Canada. Application of accounting principles generally accepted in Canada would have affected the amounts reported to the extent summarized in note 18 to the consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants
Vancouver, Canada

April 28, 2001, except as to notes 1 and 17 which are as of May 29, 2001

VIRTUALSELLERS.COM, INC.

Consolidated Balance Sheets
(Expressed in United States Dollars)

	February 28, 2001	February 29, 2000
Assets		
Current assets:		
Cash and cash equivalents	$606,262	$447,844
Accounts receivable, net of allowance of $122,769 (2000 - nil)	621,516	72,029
Employee receivable	33,609	-
Loan receivable (note 7)	75,000	-
Inventories	36,813	50,850
Prepaid expenses and deposits (note 8)	204,283	242,310
Total current assets	1,577,483	813,033
Fixed assets (note 9)	2,426,397	1,926,857
Goodwill, net of $754,784 accumulated amortization (note 3)	2,264,353	-
Total assets	$6,268,233	$2,739,890
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$1,024,223	$559,730
Accrued liabilities	174,043	133,520
Total current liabilities	1,198,266	693,250
Stockholders' equity:		
Common shares, no par value: (note 10)		
Authorized:		
200,000,000 common shares		
Issued and outstanding:		
127,834,749 shares in 2001 and 123,011,504 shares in 2000	107,521,482	102,492,038
Shares to be issued (note 3)	4,705,000	-
Accumulated deficit	(107,156,515)	(100,445,398)
Total stockholders' equity	5,069,967	2,046,640
Total liabilities and stockholders' equity	$6,268,233	$2,739,890

Future operations (note 1)
Commitments and contingencies (notes 10(b) and 16)
Subsequent events (note 17)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

/s/ signed
Director

/s/ signed
Director

VIRTUALSELLERS.COM, INC.

Consolidated Statements of Operations and Deficit
(Expressed in United States Dollars)

	Year ended February 28, 2001	Year ended February 29, 2000	Year ended February 28, 1999
Revenue	$2,580,453	$704,918	$175,563
Costs and expenses:			
Direct costs	478,497	144,314	-
Selling, general and administrative expenses (schedule)	7,443,195	6,050,758	1,668,152
Depreciation and amortization	1,398,147	170,341	18,802
Foreign exchange losses (gains)	30,437	231,440	(52,808)
	9,350,276	6,596,853	1,634,146
Loss before other expense	(6,769,823)	(5,891,935)	(1,458,583)
Other income (expense):			
Sale of trade name (note 14)	-	975,000	-
Interest income and miscellaneous	118,706	77,705	38,897
Loss on deposit to acquire assets	(60,000)	-	-
Loss on sale of equipment	-	-	(5,792)
Write-down of investment	-	-	(170,000)
Gain on sale of CNC and CNT (note 6)	-	146,000	-
	58,706	1,198,705	(136,895)
Loss for the year	$(6,711,117)	$(4,693,230)	$(1,595,478)
Loss per common share (note 2(i))	$(0.05)	$(0.05)	$(0.02)
Weighted average number of shares outstanding	126,934,127	91,556,798	65,748,339

See accompanying notes to consolidated financial statements.

VIRTUALSELLERS.COM, INC.

Consolidated Statements of Stockholders' Equity
(Expressed in United States Dollars)

	Number of common shares	Common share amount	Shares to be issued	Accumulated deficit	Total
Balance, February 29, 1998	53,900,773	$93,965,733	$-	$(94,156,690)	$(190,957)
Shares issued during the year:					
For employees' and directors' compensation	5,463,000	646,137	-	-	646,137
Conversion of 1999 series convertible debentures	8,500,000	807,355	-	-	807,355
Exercise of CCAA warrants (note 10(b))	8,183,337	-	-	-	-
Conversion of notes payable	1,050,000	104,897	-	-	104,897
Loss for the year	-	-	-	(1,595,478)	(1,595,478)
Balance, February 28, 1999	77,097,110	95,524,122	-	(95,752,168)	(228,046)
Shares issued during the year:					
For employees' and directors' compensation	7,541,888	2,496,669	-	-	2,496,669
Issued on acquisition of VirtualSellers	500,000	50,000	-	-	50,000
Issued on acquisition of Call Direct	1,200,000	202,716	-	-	202,716
Exercise of CCAA warrants (note 10(b))	495,525	-	-	-	-
Conversion of 2000 convertible debentures	11,605,000	1,125,835	-	-	1,125,835
For services received	5,644,335	580,654	-	-	580,654
For cash pursuant to private placements	18,668,837	2,590,493	-	-	2,590,493
Shares returned and cancelled	(51,191)	-	-	-	-
Issued on acquisition of equipment	300,000	87,000	-	-	87,000
Share issue costs	-	(165,451)	-	-	(165,451)
Loss for the year	-	-	-	(4,693,230)	(4,693,230)
Balance, February 29, 2000	123,001,504	102,492,038	-	(100,445,398)	2,046,640
Shares issued during the year:					
Exercise of CCAA warrants (note 10(b)	1,170,060	-	-	-	-
For cash pursuant to private placements	1,730,375	4,310,800	-	-	4,310,800
For employees' and directors' compensation	1,325,000	754,950	-	-	754,950
For settlement of debt	49,629	19,344	-	-	19,344
For consulting services	388,181	45,000	-	-	45,000
Issued on acquisition of Sullivan Park (note 3)	200,000	375,000	-	-	375,000
Shares to be issued on acquisition of Sullivan Park (note 3)	-	-	2,700,000	-	2,700,000
Shares to be issued for cash received pursuant to private placements	-	-	2,005,000	-	2,005,000
Share issue costs (note 13)	-	(475,650)	-	-	(475,650)
Loss for the year	-	-	-	(6,711,117)	(6,711,117)
Balance, February 28, 2001	127,834,749	$107,521,482	$4,705,000	$(107,156,515)	$5,069,967

See accompanying notes to consolidated financial statements.

VIRTUALSELLERS.COM, INC.

Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

	Year ended February 28, 2001	Year ended February 29, 2000	Year ended February 28, 1999
Cash provided by (used in):			
Cash flows provided by (used in) operating activities:			
Loss for the year	$ (6,711,117)	$ (4,693,230)	$ (1,595,478)
Items not involving cash:			
Non-cash compensation expense	754,950	2,496,669	343,487
Non-cash services and purchases	64,344	580,654	-
Depreciation and amortization	1,398,147	170,341	18,802
Write-down of investment	-	-	170,000
Loss on sale of equipment	-	-	5,792
Gain on sale of subsidiaries	-	(146,000)	-
Change in non-cash operating working capital:			
Accounts receivable	(457,353)	17,883	(12,234)
Employee receivable	(33,609)	-	-
Loan receivable	(75,000)	-	-
Prepaid expenses and deposits	38,027	(227,051)	(3,699)
Inventories	14,037	(18,550)	-
Accounts payable	403,595	376,218	12,453
Accrued liabilities	40,523	-	-
Cash flows used in operating activities	(4,563,456)	(1,443,066)	(1,060,877)
Cash flows provided by (used in) investing activities:			
Investment	-	-	(170,000)
Acquisition of fixed assets	(1,121,524)	(1,625,827)	(17,802)
Cash acquired on acquisitions	3,248	16,958	-
Other	-	-	5,750
Proceeds on sale of subsidiaries	-	146,000	-
Cash flows used in investing activities	(1,118,276)	(1,462,869)	(182,052)
Cash flows provided by (used in) financing activities:			
Issuance of common shares for cash	4,310,800	2,590,493	-
Shares to be issued	2,005,000	-	-
2000 convertible debentures issued	-	852,974	272,861
Share issue costs	(475,650)	(165,451)	-
1999 convertible debentures issued	-	-	303,218
Cash flows provided by financing activities	5,840,150	3,278,016	576,079
Increase (decrease) in cash and cash equivalents	158,418	372,081	(666,851)
Cash and cash equivalents, beginning of year	447,844	75,763	742,614
Cash and cash equivalents, end of year	$ 606,262	$ 447,844	$ 75,763

Non-cash transactions and supplemental disclosures (note 15).

See accompanying notes to consolidated financial statements.

VIRTUALSELLERS.COM, INC.

Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

Years ended February 28, 2001, February 29, 2000 and February 28, 1999

1. Future operations:

These financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of business. The application of the going concern concept is dependent on the Company's ability to generate future profitable operations and receive continued financial support from its shareholders and from external financing. The Company incurred a loss from operations of $6,711,117 (2000 - $4,693,230) for the year ended February 28, 2001 and has an accumulated deficit of $107,156,515 (2000 - $100,445,398) at February 28, 2001. For the year ended February 28, 2001, the Company used $4,563,456 in cash to fund operations, used $1,118,276 in cash to fund investing activities consisting primarily of capital asset additions and generated $5,840,150 in cash from private placements for a net cash inflow of $158,418. As at February 28, 2001 the Company has a working capital of $379,217. Management projects that the Company will require additional cash and working capital to fund planned operations and capital asset additions for fiscal 2002 which total approximately $3,000,000 (unaudited). Management is of the opinion that sufficient working capital will be obtained from operations and external financing to meet the Company's liabilities and commitments as they become due. Subsequent to February 25, 2001, the Company has raised $1.0 million external financing through the issuance of private placements (see Note 17(c)). If the Company is unable to obtain sufficient funds for operations, it will be required to reduce operations or liquidate assets.

2. Significant accounting policies:

(a) Basis of presentation:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Except as disclosed in note 18, these principles do not differ materially from measurement accounting principles generally accepted in the Canada.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All subsidiaries were acquired from unrelated parties and have been accounted for using the purchase method. Their results of operations have been included from the respective effective dates of acquisition. All significant intercompany balances and transactions have been eliminated.

Canadian subsidiaries	United States subsidiaries
Canadian-American Communications Inc.	Northnet Telecommunications Inc.
Canadian Northstar Transmission Systems Ltd.	eCommerce Solutions Inc.
Preferred Telemanagement Inc. ("PTI")	Sullivan Park, Inc. ("Sullivan Park")
CAM-NET Cellular Inc.	

(b) Cash and cash equivalents:

Cash and cash equivalents consist of overnight repurchase agreements and certificates of deposit having a term to maturity of less than three months. For presentation purposes, the Company considers all highly liquid debt instruments with original terms to maturity of three months or less when acquired to be cash equivalents.

(c) Inventories:

The Company's entire inventory balance consists of goods purchased for resale. The inventory is valued at the lower of average cost and net realizable value.

2. Significant accounting policies (continued):

(d) Fixed assets:

Fixed assets are recorded at cost. Depreciation is recorded using the straight-line method over the following estimated useful lives:

Asset	Term
Office equipment	5 - 7 years
Computer hardware	3 - 5 years
Computer software	3 - 5 years

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term or their estimated useful lives.

(e) Goodwill:

Goodwill represents the excess of the purchase price over the fair values of net identifiable assets acquired, and is being amortized on a straight-line basis over three years.

(f) Impairment of long-lived assets and long-lived assets to be disposed of:

The Company accounts for long-lived assets, which includes fixed assets and goodwill, in accordance with the provisions of SFAS No. 121, *"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"*. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such circumstances would include continuing losses from operation of the assets, a decline in revenues generated by the assets or a decline in the growth rate of revenues generated by the assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(g) Revenue recognition:

(*i*) Call Center division:

The Call Center provides transaction processing, centralized billing, customer and technical support, order entry, order fulfillment, bill collection, help desk services and dispatch functions. Revenues is recognized based on monthly per customer transactions for standard services.

(*ii*) E'Commerce division:

Commissions earned from the sale of third party products ordered from the Company's internet site, whereby the Company does not take title to the products in advance of sale, are recognized when the product has been delivered, the fee is fixed and determinable and collection is probable.

Revenues earned from the sale of products ordered from the Company's internet site, whereby the Company takes title to the product in advance of sale and stocks the product in inventories, are recognized when the product has been delivered, the fee is fixed and determinable and collection is probable.

Revenues from consulting services related to website design and development projects are recognized upon completion of those projects. Revenues from web site hosting services are recognized monthly as billed.

2. Significant accounting policies (continued):

(g) Revenue recognition (continued):

(*iii*) Call Direct Catalogue division (continued):

The Catalogue division acquires products from suppliers for resale, advertises the products in its catalogues and sells the product based on telephone orders. Revenue is earned when product is delivered to the customer and collection is probable.

(h) Income taxes:

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When the realization of deferred tax assets is not considered to be more likely than not, a valuation allowance is provided.

(i) Loss per share:

Loss per share has been calculated using the weighted average number of shares outstanding during the year. Diluted loss per share has not been presented for 2001, 2000 or 1999 as the impact of all outstanding convertible securities would be to reduce the loss per share.

(j) Foreign exchange:

As at February 28, 2001, the functional currency of all of the Company's operations is the United States dollar except for its Canadian subsidiaries for which it is the Canadian dollar. Subsidiary amounts originally measured in other than the Company's functional currency are translated to the functional currency by using a current rate method under which assets and liabilities are translated at the exchange rate at the balance sheet date and revenues, expenses, gains and losses are translated at the exchange rate at the dates on which those transactions occurred except that weighted average exchange rate is used to translate normal recurring transactions. Translation adjustments are reported separately and accumulated in a separate component of equity, if material. No translation adjustments have been recorded for the years presented as they are not material.

Balance sheet items denominated in other than the functional currency are translated into the functional currency at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Statement of operations items are translated at actual or average rates prevailing during the year. Gains and losses on translation of balance sheet items are included in operations as incurred.

2. Significant accounting policies (continued):

(k) Use of estimates:

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in preparing these financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from those estimates. In these consolidated financial statements, significant areas requiring the use of management estimates relate to the determination of collectibility of accounts receivable, the recoverability of fixed assets and goodwill and rates for depreciation and amortization.

(l) Financial instruments:

The fair values of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these amounts.

The Company's credit risk is limited to the amounts disclosed on the balance sheet. The Company has no significant concentrations of credit risk as no amounts owing from a single customer or class of customer aggregate greater than 10% of the Company's outstanding accounts receivable.

The Company operates internationally which gives rise to a risk that its earnings and cash flows may be negatively impacted by fluctuations in interest and foreign exchange rates. The Company has not entered into derivation or other financial instruments to hedge these risks.

(m) Stock-based compensation plans:

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees"*, and related interpretations to account for its employee stock options plans. Under this method, compensation expense is recorded on the measurement date, which si generally the date of grant, only if the current market price of the underlying stock exceeds the exercise price. Repriced options granted to employees (note 10(e)) will be accounted for by the variable method, whereby the intrinsic value will be remeasured at each reporting date with any increase in intrinsic value charged against income, until such time as the repriced options are exercised, expire or are otherwise forfeited. SFAS No. 123, *"Accounting for Stock-Based Compensation"*, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123 for employee stock option grants (note 10(e)). Option grants to non-employees will be recognized at their fair value as the services are provided and the options earned.

VIRTUALSELLERS.COM, INC.

Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

Years ended February 28, 2001, February 29, 2000 and February 28, 1999

2. Significant accounting policies (continued):

(n) Recently adopted accounting standards:

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 *"Accounting for* Derivative *Instruments and Hedging Activities"*, which was amended by SFAS No. 138 and is effective for fiscal years beginning after June 15, 2000. The statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or a liability measured at its fair value. SFAS No. 133 also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Adoption of this standard, which is required by the Company in the quarter commencing March 1, 2001, is not expected to materially impact VirtualSellers.com, Inc. ("VirtualSellers") as at February 28, 2001, the Company does not have any derivative instruments outstanding.

In fiscal 2000, the Securities and Exchange Commission issued Staff Accounting Bulletin 101 on revenue recognition. The Company has adopted SAB 101 for fiscal 2001 and retroactively applied the requirements of SAB 101 to comparative periods. There have been no changes to amounts previously reported in the Company's annual consolidated financial statements on adoption SAB 101; however, the Company has revised its 2001 interim quarterly financial statements to adopt the requirements of SAB 101 as disclosed in the Company's Annual Report of Form 10-K.

3. Acquisition of the business of Sullivan Park, LLC:

On May 19, 2000, and amended on June 1, 2000, the Corporation entered into an agreement with Sullivan Park to acquire the net assets of Sullivan Park for $2,700,000, payable no later than May 19, 2001 in common shares of VirtualSellers based on the closing market price of the VirtualSellers common shares. On the trading day immediately preceding the earlier of (a) the first anniversary of the date of the Asset Purchase Agreement and (b) the date upon which the Purchase Shares are registered. These shares are to be registered and issued in one instalment on the earlier of (i) May 19, 2001 and (ii) the date at which the shares are registered. In addition, the Company entered into an employment agreement with the managing member of Sullivan Park whereby the managing member will receive a monthly salary of $10,000 and 200,000 common shares of VirtualSellers as a signing bonus. VirtualSellers can terminate the employment agreement by giving three months written notice. As the Corporation acquired control over the net assets of Sullivan Park, the acquisition has been accounted for using the purchase method. The net assets acquired and the results of operations and cash flows have been consolidated effective June 1, 2000. The results of operations and cash flows for the year ended February 28, 2001 include the results of operations and cash flows of Sullivan Park from June 1, 2000 to February 28, 2001.

The purchase price is allocated to the identifiable assets acquired and liabilities assumed based upon their fair values at the effective date. The residual balance is allocated to goodwill.

VIRTUALSELLERS.COM, INC.

Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

Years ended February 28, 2001, February 29, 2000 and February 28, 1999

3. Acquisition of the business of Sullivan Park, LLC (continued):

Details of the acquisition are as follows:

Net assets acquired:	
Cash	$ 3,248
Accounts receivable	92,134
Fixed assets	21,379
Goodwill	3,019,137
	3,135,898
Accounts payable and accrued liabilities	69,898
Net assets acquired	$ 3,075,000
Consideration:	
Shares to be issued under acquisition agreement	$2,700,000
Shares to be issued under employment agreement	375,000
	3,075,000

If the acquisition of Sullivan Park had occurred at the beginning of each of the periods presented the pro forma results of selected operating accounts of the Company would be as follows:

	2001	2000
Revenues	$ 2,688,503	$910,858
Loss for the year	(6,951,030)	(5,643,388)
Loss per common share	(0.05)	(0.06)

These pro forma results are not necessarily indication of what the results of operations would have been if the acquisition had occurred at the date indicated or what it may be in the future.

4. Acquisition of the business of VirtualSellers.com:

On April 23, 1999, the Company acquired the business of Virtualsellers.com which provides turn-key order processing of electronic commerce transactions for third parties selling goods and services over the Internet. The Company issued 500,000 common shares having a market value of $0.10 per share for $50,000 in share consideration, agreed to pay $170,000 in cash which was settled with the $170,000 which had been previously advanced, and assumed $28,929 in current debt of the vendor for total proceeds of $248,928. This acquisition has been accounted for as a purchase of the business of Virtualsellers.com. under the purchase method with effect from April 23, 1999.

VIRTUALSELLERS.COM, INC.

Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

Years ended February 28, 2001, February 29, 2000 and February 28, 1999

4. Acquisition of the business of VirtualSellers.com (continued):

Details of the fair values assigned to the assets acquired and liabilities assumed in the acquisition are as follows:

Assets acquired:	
Current assets	$ 6,448
Equipment	72,481
	78,929
Liabilities assumed:	
Accounts payable and accrued liabilities	28,929
Net assets acquired	50,000
Consideration paid:	
Advances to VirtualSellers.com	$ 170,000
Allowance recorded for advances	(170,000)
Shares issued	50,000
	$ 50,000

5. Acquisition of the business of CallDirect Enterprises Inc.:

On May 15, 1999, the Company acquired the business of CallDirect Enterprises Inc. which is comprised of a direct response catalogue publisher and merchandise seller located in Delta, British Columbia, Canada. The Company issued 1,200,000 common shares at a market value of $0.17 per share for $202,716 in share consideration and assumed up to $73,650 in current debt of the vendor for total consideration of $276,369. This acquisition has been accounted for as a purchase of the business of CallDirect Enterprises, Inc. accounted for under the purchase method with effect from May 15, 1999.

Details of the fair values assigned to the assets acquired and liabilities assumed in the acquisition are as follows:

Assets acquired:	
Cash	$ 16,958
Other current assets	86,753
Equipment	214,090
	317,801
Liabilities assumed:	
Accounts payable and accrued liabilities	115,085
Net assets acquired	$202,716
Consideration paid:	
Shares issued	$ 202,716

VIRTUALSELLERS.COM, INC.

Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

Years ended February 28, 2001, February 29, 2000 and February 28, 1999

6. Disposal of CNC and CNT:

On April 30, 1997, the Company sold the common shares of its wholly-owned subsidiary, CNC, including CNC's wholly-owned subsidiary, CNT, for cash proceeds of $2,218,000 (CDN $3,070,000). After deducting commissions paid on the sale of $43,000 (CDN $60,000), the Company realized a gain on the sale of approximately $2,175,000 (CDN $3,010,000).

Additional contingent consideration was to be receivable to the extent of 15% of CNC's consolidated net income for each fiscal year of CNC commencing 36 months after April 30, 1997 but limited to the amount of intercorporate loans owing to the Company by CNC and CNT at the time of the sale of approximately $95,600,000. Contingent consideration was to be recorded when the amounts were determinable. The first $500,000 of contingent consideration received was to be payable to a secured creditor as a term of the CCAA proceedings from 1997. Any additional amounts were to be available to the Company.

During fiscal 2000, the Company sold its right to the contingent consideration and related loans for $390,000 (CDN $575,000). By agreement with the secured creditor, the Company paid cash of $244,000 (CDN $360,000) to the secured creditor and retained $146,000 (CDN $215,000).

7. Loan receivable:

Amount is due July 19, 2001, with option on the part of the payor to extend to January 19, 2002, with interest at prime plus 2% per annum.

8. Prepaid expenses and deposits:

	2001	2000
Prepaid expenses	$ 194,735	$ 221,386
Deposits	9,548	20,924
	$ 204,283	$ 242,310

9. Fixed assets:

2001	Cost	Accumulated depreciation	Net book value
Office equipment	$ 1,206,468	$ 400,936	$ 805,532
Computer hardware	1,778,828	426,656	1,352,172
Computer software	84,617	38,163	46,454
Leasehold improvements	311,301	89,062	222,239
	$ 3,381,214	$ 954,817	$ 2,426,397

VIRTUALSELLERS.COM, INC.

Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

Years ended February 28, 2001, February 29, 2000 and February 28, 1999

9. Fixed assets (continued):

2000	Cost	Accumulated depreciation	Net book value
Office equipment	$ 886,016	$ 153,031	$ 732,985
Computer hardware	958,275	99,918	858,357
Computer software	126,603	27,882	98,721
Leasehold improvements	262,564	25,770	236,794
	$ 2,233,458	$ 306,601	$ 18,926,857

10. Share capital:

(a) Authorized:

200,000,000 common stock without par value
150,000,000 class A preference stock without par value
150,000,000 class B preference stock without par value

(b) Commitments to issue common shares:

The Company has committed to issue 13,000,000 shares to former creditors under a reorganization plan. As at February 28, 2001, 9,849,022 (2000 - 8,678,862; 1999 - 8,183,337) shares have been issued to creditors leaving an outstanding commitment to issue 3,150,978 (2000 - 4,321,135; 1999 - 4,816,663).

(c) Reduction of common share stated capital:

On August 22, 1996, the shareholders of the Company passed a special resolution to reduce the stated capital of the Company's common shares by $86,729,000 (CDN $117,535,000). For accounting purposes, the recorded amounts for common shares and deficit have not been adjusted.

(d) Warrants:

At February 28, 2001, the Company has 361,710 share purchase warrants outstanding which expire on April 26, 2001. Each warrant entitles the holder to purchase one common share for CDN $1.50. The Company also has 1,000,000 share purchase warrants outstanding which expire on June 30, 2001. Each warrant entitles the holder to purchase one common share for CDN $1.00.

(e) Stock options:

The Company has a stock option plan, which allows the Company, at the discretion of the Board of Directors, to issue options to employees, directors and consultants to purchase common shares of the Company. Stock purchase options are granted having exercise prices based on the market price at the date of grant. The stock options expire at various dates ranging from May 19, 2010 to March 6, 2011. The stock options vest in accordance with each individual stock option agreement.

VIRTUALSELLERS.COM, INC.

Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

Years ended February 28, 2001, February 29, 2000 and February 28, 1999

10. Share capital (continued):

(e) Stock options (continued):

The following summarizes changes in stock options for the last three reporting periods:

	2001		2000		1999	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding, beginning of year	100,000	$ 1.28	100,000	$ 1.28	100,000	$ 1.28
Granted	7,952,500	0.56	-	-	-	-
Forfeited	(100,000)	1.28	-	-	-	-
Outstanding, end of year	7,952,500	$ 0.56	100,000	$ 1.28	100,000	$ 1.28

The following summarizes the repricing of options during the year. The above weighted average exercise prices reflect the revised exercise prices:

Number of shares	Initial exercise price	New exercise price
5,755,000	$1.31	$ 0.56
300,000	0.71	0.56

The Company has the following stock purchase options outstanding and vested at February 28, 2001:

	Number	Price	Expiry
Employee	15,000	$ 0.56	May 19, 2010
Employee	60,000	0.40	June 28, 2010
Employee	4,762,500	0.56	July 28, 2010
Employee	25,000	0.56	August 29, 2010
Director	1,000,000	0.56	August 31, 2010
Directors	300,000	0.56	September 25, 2010
Employee	1,000,000	0.56	October 23, 2010
Employees/directors	650,000	0.56	November 1, 2010
Employees	140,000	0.56	January 2, 2011

VIRTUALSELLERS.COM, INC.

Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

Years ended February 28, 2001, February 29, 2000 and February 28, 1999

10. Share capital (continued):

(f) Issuance of shares for non-monetary consideration:

Shares issued for employee and director compensation, to third parties for services rendered, for settlement of debt and for the acquisition of assets or businesses are recorded based upon the market trading value of the shares at the date of the related agreements to issue the shares.

(g) Stock-based compensation:

As disclosed in note 2(m), the Company applies the intrinsic value principles of APB Opinion No. 25 in accounting for the Plan. As options are granted having exercise prices based on the market price at the date of the grant, no compensation cost has initially been recognized for stock options granted in these financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below. If the fair value method had been used compensation for stock options granted to directors, officers and employees of $8,629,883 (2000 - nil; 1999 - nil) would have been recorded, increasing the reported loss by such amount. Accordingly, the pro forma loss and loss per share for fiscal 2001 would be $15,341,000 and $0.12. There were no options issued in fiscal 2000 and 1999.

The fair value of options granted during the year was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rate of 6%; no annual dividends; expected lives equal to one-half the option lives; and volatility of 131%.

11. Income taxes:

Loss before income taxes consists of the following:

	2001	2000	1999
Canada	$ (2,943,317)	$ (3,009,047)	$ (1,595,478)
United States	$ (3,767,800)	$ (1,684,183)	$ (134,509)
	$ (6,711,117)	$ (4,693,230)	$ (1,595,478)

VIRTUALSELLERS.COM, INC.

Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

Years ended February 28, 2001, February 29, 2000 and February 28, 1999

11. Income taxes (continued):

Income tax recovery attributable to loss from operations differs from the amounts computed by applying the combined federal and provincial income tax rate of approximately 45.6% to loss before taxes as a result of the following:

	2001	2000	1999
At statutory rates	(2,653,000)	(2,074,000)	(728,000)
Losses and other timing differences not tax affected	2,348,000	1,821,000	723,000
Non-deductible items and other	305,000	253,000	5,000
	$ -	$ -	$ -

The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities are as follows:

	2001	2000
Future tax assets:		
Canada:		
Net operating losses carryforward	$ 6,816,134	$ 5,438,771
Other	350,000	370,265
United States		
Net operating losses carryforward	1,735,858	566,504
	8,901,992	6,375,540
Valuation allowance	(8,901,992)	(6,375,540)
Net future tax assets	$ -	$ -

VIRTUALSELLERS.COM, INC.

Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

Years ended February 28, 2001, February 29, 2000 and February 28, 1999

11. Income taxes (continued):

As at February 28, 2001, the Company has accumulated losses for tax purposes of approximately $19,394,959 which may be carried forward to reduce taxable income in future years. These losses may be claimed no later than:

	Canada	United States
2001	$ 430,713	$ -
2002	2,479,413	-
2003	2,049,319	-
2004	1,733,883	-
2005	2,349,665	-
2006	3,074,788	-
2007	-	-
2008	2,803,317	-
2020	-	1,460,061
2021	-	3,013,800
	$ 14,921,098	$ 4,473,861

12. Segmented information:

The Company has three operating segments - a call center division, a catalogue division ("CallDirect") and an e'commerce division ("VirtualSellers.com"). The call center and e'commerce segments are located in the United States and the catalogue segment is located in British Columbia, Canada. The e'commerce and catalogue segments were acquired in fiscal 2000. The Company had one operating segment in 1999 - the Call Center. Segmented information for the year ended February 28, 2001 and for the year ended February 29, 2000 is as follows:

Operating segments:

2001	Call Center segment	Catalogue segment	e'commerce segment	Total
Gross revenue	$770,153	$327,935	$1,482,365	$2,580,453
Segment loss	$169,729	$272,774	$3,598,071	4,040,574
Corporate	-	-	-	2,670,543
Loss for the year				$ 6,711,117
Segment assets	$ 314,273	$ 124,121	$4,953,503	$ 5,391,897
Corporate assets	-	-	-	876,336
Total assets				$ 6,268,233

VIRTUALSELLERS.COM, INC.

Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

Years ended February 28, 2001, February 29, 2000 and February 28, 1999

12. Segmented information (continued):

Operating segments (continued):

2001	Call Center segment	Catalogue segment	e'commerce segment	Total
Fixed assets additions:				
Fixed assets	$ 134,175	$ 278	$982,238	$ 1,116,691
Corporate	-	-	-	4,833
				$ 1,121,524
Depreciation and amortization expense:				
Fixed assets	$ 31,162	$ 111,076	$ 495,346	$ 637,584
Goodwill	-	-	-	754,784
Corporate assets	-	-	-	5,779
				$ 1,398,147

2000	Call Center segment	Catalogue segment	e'commerce segment	Total
Gross revenue	$ 333,222	$ 247,526	$ 124,170	$ 704,918
Segment loss	$ 212,625	$ 120,368	$ 1,491,558	$ 1,824,551
Corporate	-	-	-	2,888,679
Loss for the year				$ 4,693,230
Segment assets	$ 155,618	$ 268,048	$ 1,814,034	$ 2,255,700
Corporate assets	-	-	-	484,190
Total assets				$ 2,739,890
Fixed asset additions:				
Fixed assets	$ 52,845	$ 1,191	$ 1,571,791	$ 1,625,827
Corporate	-	-	-	-
				$ 1,625,827
Deprecation and amortization expense:				
Fixed assets	$ 23,356	$ 39,553	$ 107,432	$ 170,341
Corporate assets	-	-	-	-
				$ 170,341

VIRTUALSELLERS.COM, INC.

Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

Years ended February 28, 2001, February 29, 2000 and February 28, 1999

12. Segmented information (continued):

Geographic segments:

2001	Canada	United States	Total
Gross revenue	$ 327,935	$2,252,518	$ 2,580,453
Location of assets:			
Fixed assets	$ 60,790	$ 2,365,607	$ 2,426,397
Goodwill	-	2,264,353	2,264,353

2000	Canada	United States	Total
Gross revenue	$ 247,526	$457,392	$ 704,918
Location of assets:			
Fixed assets	$ 178,828	$ 1,748,029	$ 1,926,857

Product Sales:

	2001	2000	1999
Call Center service revenues	$ 710,153	$ 333,222	$ 175,563
Catalogue product resale revenues	327,935	247,526	-
Internet consulting and web site development	1,119,553	95,816	-
E'commerce product resale revenues	309,955	-	-
E'commerce commission revenues	112,867	28,354	-
	2,580,453	704,918	175,563

13. Related party transactions:

Payments totalling $475,650 were made to the President and Concept 10 Inc. during the year ended February 28, 2001 (2000 - $267,000; 1999 - nil) for services rendered in connection with private placements of common shares.

14. Sale of trade name:

During fiscal 2000, the Company settled a dispute with a third party over the Company's former trade name, Suncom Telecommunications. The Company received $975,000 in cash in consideration for transferring the trade name to the third party. In conjunction with this settlement, the Company changed its name to VirtualSellers.com, Inc.

15. Non-cash transactions and supplemental disclosures:

The Company had the following material non-cash transactions:

	2001	2000	1999
Issuance of shares for:			
Employee and director compensation	$ 754,950	$ 2,496,669	$ 646,137
Acquisition of Sullivan Park, LLC (note 3)	375,000	-	-
Acquisition of equipment	39,000	87,000	-
Settlement of debt	19,344	-	-
Services received	6,000	580,654	-
Conversion of debentures and notes payable	-	1,125,835	912,252
Acquisition of VirtualSellers (note 4)	-	50,000	-
Acquisition of Call Direct (note 5)	-	202,716	-
	$ 1,193,294	$ 4,542,874	$ 1,558,389

VIRTUALSELLERS.COM, INC.

Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

Years ended February 28, 2001, February 29, 2000 and February 28, 1999

---

15. Non-cash transactions and supplemental disclosures (continued):

In addition, the Company is committed to issue $2,700,000 in common shares for the acquisition of Sullivan Park (note 3).

Interest of $8,913 (2000 - nil; 1999 - $14,475) was paid in the year. No income taxes were paid in the years presented.

16. Commitments and contingencies:

(a) Executive compensation:

The Company is committed to annual salary payments of $300,000 to the President. Upon termination of employment by the Company, the President is entitled to payments equal to two years salary. In addition, under certain circumstances constituting a change of control of the Company, the President is entitled to receive a cash payment of $600,000 and 1,000,000 common shares in the Company. In the event of a transfer, sale, merger, takeover, acquisition, reorganization or consolidation of the Company, the President is entitled to receive common shares in the Company equal to 1.5% of the monetary value of the transaction.

(b) Operating leases:

The Company is committed to annual office and equipment rental payments for the next four years as follows:

2002	$284,732
2003	267,112
2004	257,500
2005	65,00
	$ 874,344

17. Subsequent events:

(a) On April 20, 2001, the Company acquired certain business assets of MedWired Corporation. The Company paid $50,000 in cash and issued 241,935 common shares at a market value of $0.62 per share for $150,000 in share consideration for total consideration of $200,000.

(b) On April 24, 2001, the Company issued a further 1,490,000 options to employees and directors entitling the employees and directors to acquire 1,490,000 common shares of the Company at $0.40 per share expiring on April 24, 2011.

(c) To May 29, 2001, the Company has received $1.0 million in common share subscriptions for the issuance of 4,000,000 common shares.

VIRTUALSELLERS.COM, INC.

Notes to Consolidated *Financial* Statements
(Expressed in United States Dollars)

Years ended February 28, 2001, February 29, 2000 and February 28, 1999

18. Reconciliation of United States to Canadian generally accepted accounting principles ("GAAP"):

These *financial statements are prepared in accordance* with US GAAP, the *measurement* principles of which do not differ materially from Canadian GAAP with respect to the accounting policies and disclosures in these financial statements, except as follows:

Under US GAAP, a reduction in an accumulated deficit with a corresponding reduction in common share stated capital is only permitted in limited circumstances. Under Canadian GAAP, a reduction in an accumulated deficit with a corresponding reduction in common share stated capital is permitted if approved by the shareholders of the Company. On August 22, 1996, the shareholders of the Company passed a special resolution to reduce the stated capital of the Company's common shares by $86,729,000 (CDN - $117,535,000). As a result, under Canadian GAAP, common stock and accumulated deficit would be reduced by $86,729,000 for all years presented.

VIRTUALSELLERS.COM, INC.

Consolidated Schedule of Selling, general and Administrative Expenses
(Expressed in United States Dollars)

	Year ended February 28, 2001	Year ended February 29, 2000	Year ended February 28, 1999
Cash wages and benefits	$3,279,974	$ 1,392,763	$ 35,578
Non-cash wages and benefits	754,950	2,496,669	646,137
Rent, utilities and property taxes	498,867	451,428	98,253
Marketing and advertising	469,431	292,654	236,108
Office and sundry	419,043	230,490	126,588
Internet	409,341	126,787	-
Consulting fees	264,792	248,121	41,968
Accounting and legal	235,256	293,686	211,963
Insurance	220,370	100,773	65,403
Travel and promotion	205,143	129,076	94,055
Telephone	175,437	105,897	32,871
Printing	157,464	41,514	12,569
Bad debts	156,095	4,248	22,833
Billing system fees	76,359	30,723	11,720
Equipment rental	61,651	51,479	5,203
Bank charges and interest	26,913	23,266	14,873
Automobile	25,304	17,164	10,768
Subscriptions and dues	5,808	6,836	719
Licences, taxes and dues	996	7,184	350
Commissions	-	-	193
	$ 7,443,195	$ 6,050,758	$ 1,668,152